May 12, 2006

Mr. Eugene A. Soltero
Chief Executive Officer
Zion Oil & Gas, Inc.
6510 Abrams Road, Suite 300
Dallas, Texas 75231

      Re:	Zion Oil & Gas, Inc.
      	Amendment No. 2 to Registration Statement on Form SB-2
      Filed April 25, 2006
      File No. 333-131275

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005, as amended
File No. 333-107042

Dear Mr. Soltero:

      We have reviewed your filings and your response letter dated April 25, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2, as amended

General

1. Please amend your registration statement to include audited financial statements through December 31, 2005, in accordance with Rule 3-12(d) of Regulation S-X.

2. Please remove the labeling of the notes to your financial statements suggesting that they are "unaudited."

Prospectus Summary, page 2

3. We note the December 31, 2005 unaudited amounts of liabilities and stockholders` equity presented in your Summary of Financial Data table do not agree to your balance sheet on page F-3. Further, the
December 31, 2005 amounts of additional paid-in capital and total stockholders` equity in your table of capitalization on page 20 do not agree to your balance sheet. Please ensure that all financial data you present in your registration statement agrees to your audited financial statements, where applicable.

Plan of Distribution, page 23

Placement by Zion Officers and Directors, page 23

4. Indicate whether there is any limitation on the amount of shares that may be purchased in the offering by affiliates and control persons of Zion. Quantify those limitations or, if none, so indicate.

5. Indicate whether such sales will be on the same terms as those to non-affiliated purchasers.

6. Indicate whether affiliates and control persons will purchase with a view towards investment.

Certain Relationships and Related Party Transactions, page 43

7. We read your response to prior comment 5 noting you have engaged a firm to provide you with a fairness opinion for the shares of common stock issued to Mr. Rinberg for future services. Expand your disclosures to include the name of the firm providing the fairness opinion, their conclusions, and any resulting adjustment made to the financial statements.

Financial Statements

Note 2 - Inventories, page F-13

8. Expand your disclosures under this heading to discuss the items that make up your inventory.

Note 7 - Loan Transactions, page F-17

9. We read your response to prior comment 9 noting you have removed the reference to Note 9 in your disclosure relating to the three $100,000 loan agreements. However, we were unable to locate your revised disclosures. Please include the details of the loan transactions in the notes to your financial statements, as they relate to your audited 2004 financial information presented on page
F-3.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tracie Towner at (202) 551-3744 or, in her absence, Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters.
Please contact Ronald Winfrey, Petroleum Engineer, at (202) 551-
3704
if you have questions regarding comments on the engineering matters.
Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at
(202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	T. Towner
	D. Delaney
      J. Wynn
      R. Winfrey

      via facsimile
      Alice A. Waters, Esq.
            (972) 938-9091


Mr. Eugene A. Soltero
Zion Oil & Gas, Inc.
May 12, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010